

Mail Stop 7010

March 19, 2009

Via U.S. mail and facsimile

Mr. H.O. Woltz III
President and Chief Executive Officer
Insteel Industries, Inc.
1373 Boggs Drive
Mount Airy, NC 27030

>   **RE: Form 10-K for the fiscal year ended September 27, 2008**
>   **Form 10-Q for the period ended December 27, 2008**
>   **Definitive Proxy Statement on Form 14A filed January 5, 2009**
>   **File No. 001-09929**

Dear Mr. Woltz:

    We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 27, 2008</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Cover Page

2. We note that it appears you registered preferred share purchase rights under Section 12(b) of the Exchange Act. In this regard, we note the Form 8-A you filed on May 7, 1999. However, the preferred share purchase rights are not listed on the cover page of the Form 10-K. Please advise or revise accordingly in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 13

3. Please consider revising your filing to provide more robust disclosure of the key assumptions used by management in connection with your estimates for the allowance for doubtful accounts, excess and obsolete inventory reserves, and accruals for self-insured liabilities and litigation. Your disclosures should include a discussion of the key assumptions used each period and how those assumptions may have changed from prior periods. Additionally, a sensitivity analysis that shows readers how reasonably likely changes in assumptions might affect the outcome of your impairment tests may assist readers by providing greater transparency.

2008 Compared with 2007, page 14

4. Please enhance your discussion of selling, general and administrative expenses for all periods to explain the reasons why various components of this income statement line item fluctuated from period for period. For example, it is unclear why your bad debt expense increased $630,000 during fiscal 2008 compared to 2007. Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 26

5. Please revise your accounting policies to disclose which line item(s) include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of sales, please also revise your presentation to comply with SAB Topics 11:B and 7:D, which would include revising the cost of sales title and removing the gross profit subtotal throughout the filing.

Note 8 – Employee Benefit Plans, page 34

6. We also encourage you to provide a robust discussion in MD&A of the current as well as expected ongoing impact of the current market conditions on each of the significant estimates and assumptions used in your determination of net periodic pension costs and plan assets as well as in your determination of whether additional cash contributions to the plans will need to be made. You should discuss how sensitive your determination of net periodic pension costs is to each of the significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others, including those which are more sensitive to current market conditions. Please also discuss the funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.

Note 11 – Business Segment Information, page 40

7. Please revise to disclose the revenues from external customers for each product and service sold. For example, we note from your disclosures on page 4 that your concrete reinforcing products include PC strand and welded wire reinforcement products. Please refer to paragraph 37 of SFAS 131.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 47

8. We note the statement in the third sentence that the disclosure controls and procedures were effective "in all material respects". Please be advised that you may not qualify the conclusion in this manner. See Item 307 of Regulation S-K and Rule 13a–15(e) under the Exchange Act. In future filings, please revise to remove this qualification.

9. We note the statement in the third sentence that "…we have concluded that these disclosure controls and procedures were effective…" The conclusion regarding the effectiveness of the disclosure controls and procedures must be made by the principal executive officer and the principal financial officer. Refer to Item 307 of Regulation S-K. Please tell us whether these officers concluded the disclosure controls and procedures were effective as of September 27, 2008. Please also comply with this comment in future filings.

10. We note the description of the disclosure controls and procedures in the third sentence of this section. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. Specifically, this description does not indicate that the disclosure controls and procedures were effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

11. We note the description of the disclosure controls and procedures in the fourth sentence of this section. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your disclosure controls and procedures were designed to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Please confirm this to us and revise accordingly in future filings.

Item 15. Exhibits, Financial Schedules.

12. Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain limited exceptions. Please refer to Item 10(d) of Regulation S-K. We note that the documents you incorporate by reference in Exhibits 3.2 and 10.5 have been on file with the Commission for more than five years and do not appear to satisfy any of the exceptions listed in Item 10(d). Please advise or revise accordingly in future filings.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 27, 2008

General

13. Please address the above comments in your interim filings as well.

Consolidated Financial Statements

Consolidated Statements of Operations, page 3

14. We note your disclosure on page 18 that gross loss for the quarter ended December 27, 2008 reflects a pre-tax charge of $6.8 million for inventory write-downs resulting from a decline in selling prices and higher raw material costs. For each period presented, please revise to disclose the amount of losses attributable to inventory write-downs as a separate line item within cost of sales. Please also consider separate disclosure within your consolidated statements of cash flows on page 5. Refer to paragraph 14 of Chapter 4 of ARB 43.

15. Please tell us how you considered paragraph 16 of SFAS 128 in performing diluted per-share computations. You may also find it helpful to refer to paragraphs 95-99 of Appendix B to SFAS 128.

Note 10 – Other Financial Data, page 15

16. It appears that your market capitalization is significantly below the book value of your equity. We note that you had no impairment losses associated with your long-lived assets (including property, plant and equipment) for any of the periods presented. However, it is unclear whether you performed a recent assessment in accordance with your accounting policy. If you have not performed an assessment in compliance with paragraph 8 of SFAS 144, tell us why not. If you have, explain how you analyzed the difference to conclude that no impairment has been incurred. Please explain any qualitative and quantitative factors you considered (e.g. reconciliation).

17. Please advise whether you revised your estimates of cash flows and any revisions in your use of your comparable market values. Tell us your weighted average cost of capital, and whether that has changed.

Note 12 - Contingencies, page 16

18. Please revise to disclose the following about the DSI lawsuit:
   • If material, the amount of any related accrual;
   • The range of any reasonably possible additional loss; and
   • If such an amount cannot be estimated, revise to so state.

   Such presentations should be made notwithstanding your view concerning the merits of the suit. If you have concluded that you are unable to estimate the amount of any additional loss, please explain to us why.

SCHEDULE 14A DEFINITE PROXY STATEMENT FILED ON JANUARY 5, 2009

Executive Compensation

Long Term Incentives, page 24

19. We note the disclosure in the first paragraph. Please tell us, and in future filings disclose, how the target levels are determined and what the target levels were for each named executive officer in fiscal year 2008. Please also tell us, and disclose in future filings, how these target levels compared to the peer group.

20. We note the disclosure regarding the equity awards to Mr. Woltz, including the tabular disclosure on page 25. In future filings, please provide this disclosure for each named executive officer. In addition, in future filings, please re-name the column "Value" as "Market Value on the Date of the Grant" and add an additional column that represents the value of the long term incentive awards for financial statement reporting purposes. The direct comparison of these values will help investors more easily understand how the numbers that you disclose in the summary compensation table differ from the market value of these incentive awards on the date of the grant.

21. We note the disclosure regarding the Monte Carlo valuation model you employ with respect to equity awards. Please tell us, and in future filings disclose, how this model differs from the model used for financial statement reporting purposes.

Severance and Change-in-Control Severance Agreements, page 26

22. Please tell us, and in future filings disclose, how the payment and benefit levels were determined. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Please also tell us, and in future filings disclose, how the various arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

*   *   *   *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Andrew Schoeffler, Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant